Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Creator Capital Limited ("CCL" or the “Company”)
Canon's Court

22 Victoria Street
Hamilton HM 12, Islands of Bermuda

Item 2

Date of Material Change

March 8, 2006

Item 3

News Release

The new Release dated March 9, 2006 was disseminated via CCN Matthew.

Item 4

Summary of Material Change

Creator Capital Limited announces the acquisition of ETV Channels on Demand, Inc.

Item 5

Full Description of Material Change

For a full description of the material change, please see Schedule "A"

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Deborah Fortescue-Merrin, President at (604) 947-2555.

Item 9

Date of Report

Dated at Vancouver, BC, this 9th day of March 2006

CREATOR CAPITAL LIMITED

Per:

Deborah Fortescue-Merrin

_____________________________

Deborah Fortescue-Merrin,

President

Schedule "A"

HAMILTON, BERMUDA – March 8, 2006 - CREATOR CAPITAL LIMITED (CTORF:OTCBB)   (“CCL” or the "Company") announces the acquisition of ETV Channels on Demand, Inc., (“ETV”) a global Internet distribution network offering sports and entertainment content over the Internet.

Through its new ETV Channels on Demand subsidiary, Creator now has the vehicle to bring its gaming entertainment to the world over the Internet.  ETV’s proven broadband delivery technology affords consumers their choice of entertainment and sports programming 24 hours a day over the Internet, with full-screen broadcast resolution on a guaranteed bandwidth backbone.  The company offers a complete end-to-end solution encompassing the latest Internet television technology, exclusive sports and entertainment content, and worldwide broadband distribution.

Alex Downie, CEO and President of ETV, assumes the title of President and CEO of CCL, while Deborah Fortescue-Merrin, currently President of CCL, remains as Chairman of the Board.  According to Fortescue-Merrin, “ETV opens up the world to our company.  It brings us the streaming technology and distribution capabilities to bring our gaming software and services to countless millions of viewers around the globe.”

ETV to reach 58 million Thai and Chinese subscribers through partnership with

Media Partners International, Co., Ltd. (“MPI”) of Thailand

ETV has just signed a major distribution agreement with Media Partners International, Co., Ltd (MPI) of Bangkok, Thailand.   MPI is a vertically integrated media company operating in the filmed and recorded entertainment and sports events production, licensing, and distribution industries.  Initially, MPI will deploy the ETV Channels on Demand system in Thailand through an aggregated group of ISP’s with more than 8 million broadband subscribers, and through MPI’s partnership in China with China Online which services a growing broadband subscriber base of over 50 million users.

Integration and fine tuning is scheduled for April, 2006 in Bangkok and Beijing.  Thereafter, MPI will move to release the Channels on Demand system throughout South East Asia, Hong Kong, Taiwan, and India where potential viewership approximates 600 million.  Upon signing the agreement with ETV,  Chairman Sitichai Nuanmanee stated:   “MPI is proud to announce a partnership with ETV.  We are thrilled with the Channels on Demand system and content and are excited about growing the IPTV business throughout Southeast Asia, China and India, with ETV as our partner.”

The Goal:  Worldwide Broadband Distribution

With the South East Asia distribution agreement firmly in place, Creator’s subsidiary, ETV Channels on Demand, is in the process of completing negotiations with partners in South America, Europe and the Middle East to gain an additional potential audience of 400 million.  This would give ETV total potential global penetration of approximately one billion viewers worldwide.  It thus positions ETV to become a major global digital distributor of high-quality entertainment content for the international market, providing a total direct-to-the-consumer solution combining the latest Internet streaming technology with a massive choice of compelling content – on demand, 24 hours a day at the click of a button.

Under the terms of the Share Purchase Agreement dated March 6, 2006, CCL will purchase all the outstanding common shares of ETV Channels on Demand Inc. in exchange for 50,000,000 common shares of CCL issued on an earnout basis at the deemed price of US$1.00 per share for every US$1.00 of Gross Revenues realized through the ETV business.  A Share Purchase Warrant granting ETV the right to purchase an additional 1,000,000 CCL common shares at US$1.00 per share will also be issued.  CCL will issue a 5% Finder's Fee at a deemed price of US$1.00 per share to be earned out based upon the same formula as the acquisition shares.  Stock Options were granted on March 6, 2006 ranging from US$0.25 – US$2.00 per share to be vested over a two and a half year period beginning in September 2006.

About Creator Capital

Creator Capital Ltd., a Bermuda exempted company, along with Harrah’s Entertainment Inc., introduced the in-flight interactive gaming experience to international airline passengers as a method of creating additional revenues for airlines in 1998.  Creator is a leading provider of interactive in-flight gaming entertainment software and services.  The company creates fun, exciting experiences for airline passengers by offering both PC amusement games (Sky Play) and onboard gaming entertainment (Sky Games) through airline multi-channel, interactive in-seat systems.

ON BEHALF OF THE BOARD OF DIRECTORS

Deborah Fortescue-Merrin

Deborah Fortescue-Merrin

President

Corporate Contacts:

CREATOR CAPITAL LTD. Deborah Fortescue-Merrin (604) 947-2555 info@creatorcapital.com http://www.creatorcapital.com	ETV CHANNELS ON DEMAND, INC. Alexander Downie or Chris Farnworth (310) 597-4320 info@etvhollywood.tv http://www.etvhollywood.tv

Safe Harbour statements under the Private Securities Litigation Reform Act of 1995;

Certain statements in this document constitute "forward-looking statements" within the meaning of within the meaning of Section 27A of the Securities Act of 1933, and Section 21B of the Securities Exchange Act of 1934.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Creator Capital Limited ("the Company"), or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. The Company's future operating results are dependent upon many factors, including but not limited to the Company's ability to: (i) obtain sufficient capital or a strategic business arrangement to fund its plan of operations when needed; (ii) build the management and human resources and infrastructure necessary to support the growth of its business; (iii) competitive factors and developments beyond the Company's control; and (iv) other risk factors discussed in the Company's periodic filings with the Securities and Exchange Commission, which are available for review at www.sec.gov .